Exhibit

Exhibit Description

99.1	Amendment on 2013/09/26: To amend the 6K filing on 2013/09/25, Exhibit 99.7: trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

United Microelectronics Corporation
For the month of August, 2013

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares traded as of July 31, 2013	Number of shares traded as of August 31, 2013	Changes

Vice Chairman	Shih-Wei Sun	—	(111,000)	(111,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	July 31, 2013	August 31, 2013	Changes
—	—	—	—	—